Alice hsu +1 212.872.1053/fax: +1 212.872.1002 ahsu@akingump.com

December 18, 2019

Via EDGAR

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Verso Corporation

Amendment No. 2 to preliminary proxy statement filing made on Schedule 14A

Filed as PRER14A on December 17, 2019 by Verso Corporation

File No. 001-34056

Dear Mr. Panos:

On behalf of Verso Corporation (the “Company”), we hereby submit the letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 18, 2019, with respect to the Company’s Amendment No. 2 to the preliminary proxy statement on Schedule 14A, File No. 001-34056, filed as PRER14A with the Commission on December 17, 2019.

The Company is concurrently filing with this letter Amendment No. 3 to the preliminary proxy statement on Schedule 14A via EDGAR. These amendments reflect responses to your comments, as indicated below.

For your convenience, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3 to the preliminary proxy statement on Schedule 14A. All references to captions and page numbers in these responses are to the page numbers of the marked version of Amendment No. 3 to the preliminary proxy statement on Schedule 14A.

U.S. Securities and Exchange Commission
December 18, 2019

Amendment No. 2 to Schedule 14A

Background of the Solicitation, page 11

1.	The proxy statement states the following at page 17: “Akin Gump contacted Willkie via telephone on December 10, 2019 and via email on December 11, 2019 to deliver this offer; however, Willkie confirmed via email on December 11, 2019 that Willkie had not called and, therefore, Akin Gump was unable to deliver the offer.” The formulation “Willkie had not called” intimates that a failure by the parties soliciting in opposition to communicate with Akin Gump was responsible for their inability to receive and respond to an offer proposal. Please remove this implication given the existence of other mediums through which contact could have been made and an offer received.

Response: In response to the Staff’s comments, the Company has revised Amendment No. 3 to the preliminary proxy statement at page 17 to clarify the mediums of delivery through which contact was made between the parties and the discussions.

2.	At present, the disclosure at page 17 quoted above represents that despite an email exchange, the offer was never formally introduced. Now that disclosure also has been introduced into the public domain that the “Verso board of directors authorized Akin Gump to offer to Atlas and Blue Wolf a potential settlement for the remaining vacant board seat…”, please augment the cited disclosures to indicate whether the offer ultimately was delivered and its status.

Response: In response to the Staff’s comments, the Company has revised Amendment No. 3 to the preliminary proxy statement at page 17 to clarify the status of the offer of the remaining vacant seat.

U.S. Securities and Exchange Commission
December 18, 2019

We have endeavored to provide you with everything requested. Should you find that we have omitted information or should you have additional questions or comments, please do not hesitate to contact me at (212) 872-1053.

Sincerely,

/s/ Alice Hsu

Alice Hsu

cc:	Adam St. John, Verso Corporation

St. John Daugherty, Verso Corporation

Kerry E. Berchem, Akin Gump Strauss Hauer & Feld LLP